Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2019

Shenzhen, China, August 14, 2019 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Financial Highlights:

•	Total revenues were US$47.8 million, representing an increase of 15.7% from the previous quarter.

•	Cloud computing and other internet value-added services revenues (“Cloud computing and other IVAS”) were US$22.5 million, representing an increase of 40.6% from the previous quarter. The revenues from cloud computing and other IVAS mainly consist of StellarCloud’s IaaS revenues, cloud product revenues and live streaming revenues. The increase was mainly due to increased demand for our shared cloud computing products and services, and enhanced seasonal marketing activities for our live streaming platform during the quarter.

•	Subscription revenues were US$21.4 million, representing an increase of 0.9% from the previous quarter.

•	Online advertising revenues (consisting primarily of revenues from mobile advertising) were US$3.9 million, representing a decrease of 5.4% from the previous quarter.

•	Gross profit was US$22.3 million, representing an increase of 5.5% from the previous quarter. Gross margin was 46.7% in the second quarter of 2019, compared with 51.2% in the previous quarter.

•	Net loss was US$2.0 million in the second quarter of 2019, compared with a net loss of US$8.6 million in the previous quarter.

•	Diluted loss per ADS was US$0.03 as compared with a diluted loss of US$0.13 in the previous quarter.

Recent Developments:

•	Expanded StellarCloud’s IaaS client base, including new clients such as Baidu Inc., NetEase Games and Qutoutiao Inc.;

•	Made an equity investment in an emerging IT products and services provider to aggregate idle computing resources from business-class networking devices for our shared cloud computing business;

•	Released the source code of the WebAssembly virtual machine module of ThunderChain, with accompanying protocols and documentations, for application developers to experiment and develop large-scale and practical blockchain applications;

•	Established a Joint Laboratory on Blockchain Technology with The Hong Kong University of Science and Technology (“HKUST”); and

•	Won a Thailand academic institution’s blockchain project to build a blockchain infrastructure for its affiliated healthcare systems.

Mr. Lei Chen, the Chief Executive Officer of Xunlei, stated: “For the second quarter, we exceeded the top end of our earnings guidance as a result of revenue growth from our cloud computing and other internet value-added services. We believe the increased demand for our shared cloud computing products and services, and expanded IaaS customer base, validated the potential of our shared cloud computing business. We will continue growing our network capacity and maintain the momentum going forward. In addition, we have accumulated extensive blockchain-related experience in both academic and industrial practice, and applied for additional blockchain patents based on our recent blockchain initiatives. As 2019 unfolds, we expect to continue to strengthen our competitive positions in shared cloud computing and blockchain and to lay a firm foundation for long-term sustainable growth.”

Second Quarter 2019 Financial Results

Total Revenues

Total revenues were US$47.8 million, representing an increase of 15.7% from the previous quarter.

Revenues from cloud computing and other IVAS combined were US$22.5 million, representing an increase of 40.6% from the previous quarter. The revenues from cloud computing and other IVAS mainly consist of StellarCloud’s IaaS revenues, cloud product revenues and live streaming revenues. The increase was mainly due to increased demand for our shared cloud computing products and services, and enhanced seasonal marketing activities for our live streaming platform during the quarter.

Revenues from subscriptions were US$21.4 million, representing an increase of 0.9% from the previous quarter. The number of subscribers was approximately 4.30 million as of June 30, 2019, compared with 4.57 million as of March 31, 2019. The average revenue per subscriber for the second quarter of 2019 was RMB33.9, compared with RMB31.1 as of March 31, 2019.

Revenues from online advertising were US$3.9 million, representing a decrease of 5.4% from the previous quarter.

Cost of Revenues

Total cost of revenues was US$25.3 million, representing 52.9% of our total revenues.

Bandwidth costs were US$12.7 million, representing 26.6% of our total revenues, compared with US$10.8 million or 26.0% of our total revenues in the previous quarter.

The remaining cost of revenues mainly consisted of revenue-sharing costs for our live streaming product and cloud product costs.

Gross Profit and Gross Margin

Gross profit for the second quarter was US$22.3 million, representing an increase of 5.5% primarily attributable to the improved cloud computing and live streaming business. Gross margin was 46.7% in the second quarter, compared with 51.2% in the previous quarter. The decrease in gross margin was mainly due to the lower margin associated with revenues from a seasonal campaign on our live streaming platform, as well as the rapid expansion of our cloud computing network capacity.

Research and Development Expenses

Research and development expenses for the second quarter of 2019 were US$17.8 million, representing 37.3% of our total revenues, compared with US$18.8 million or 45.6% of our total revenues in the previous quarter. The decrease was mainly due to reduced employee compensation costs.

Sales and Marketing Expenses

Sales and marketing expenses for the second quarter of 2019 were US$6.8 million, representing 14.3% of our total revenues, compared with US$7.6 million or 18.4% of our total revenues in the previous quarter. The decrease was mainly due to less one-time marketing expenses incurred this quarter.

General and Administrative Expenses

General and administrative expenses for the second quarter of 2019 were US$10.2 million, representing 21.4% of our total revenues, compared with US$9.4 million or 22.6% of our total revenues in the previous quarter.

Impairment of Assets, Net

Impairment of assets, net for the second quarter of 2019 was a credit of US$0.7 million, representing a net recovery of previously impaired assets, compared with a credit balance of US$0.9 million in the previous quarter.

Operating Loss

Operating loss was US$11.8 million, compared with an operating loss of US$13.7 million in the previous quarter. The decrease was mainly due to increased revenue from cloud computing sales and live streaming income and less operating expenses incurred during the quarter.

Net Loss and Loss Per Share

Net loss was US$2.0 million in the second quarter of 2019, compared with a net loss of US$8.6 million in the previous quarter. Non-GAAP net loss was US$0.7 million in the second quarter of 2019, compared with Non-GAAP net loss of US$7.2 million in the previous quarter. The decreased net loss and non-GAAP net loss were primarily due to an approximately US$6.7 million gain on disposal of LinkToken operations and its related assets and liabilities.

Diluted loss per ADS in the second quarter of 2019 was US$0.03, compared with a diluted loss per ADS of US$0.13 in the previous quarter.

Cash Balance and Short-Term Investments

As of June 30, 2019, the Company had cash, cash equivalents and short-term investments of US$284.8 million, compared with US$298.7 million as of March 31, 2019.

Guidance for Third Quarter 2019

For the third quarter of 2019, Xunlei estimates total revenues to be between US$45 million and US$51 million, and the midpoint of the range represents a quarter-over-quarter increase of approximately 0.4%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any changes could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on August 14, 2019 (8:00 p.m. Beijing/Hong Kong Time), to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-620-8038
Hong Kong:	852 3018 6771
United States:	1-845-675-0437
International:	65 6713-5090
Passcode:	3978586

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-602-2065
Hong Kong:	800-963-117
United States:	1-855-452-5696
International:	61-2-8199-0299
Replay Passcode:	3978586
Replay End Date:	August 22, 2019

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss), (3) non-GAAP basic and diluted earnings per share for common shares, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company's operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company's financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei's results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	June 30,	December 31,
	2019	2018
Assets

Current assets:
Cash and cash equivalents	182,973	122,930
Short-term investments	101,812	196,538
Accounts receivable, net	27,003	19,391
Inventories	9,549	12,667
Due from related parties	482	1,137
Prepayments and other current assets	18,877	10,236
Total current assets	340,696	362,899

Non-current assets:
Restricted cash	421	-
Long-term investments	35,731	33,638
Deferred tax assets	6,011	5,690
Property and equipment, net	32,270	21,903
Intangible assets, net	9,699	9,991
Goodwill	20,682	20,717
Other long-term prepayments and receivables	365	593
Right-of-use assets	7,531	-
Total assets	453,406	455,431

Liabilities
Current liabilities:
Accounts payable	23,870	22,629
Due to related parties	5,003	5,234
Contract liabilities and deferred income, current portion	32,330	30,295
Lease liabilities	4,137	-
Income tax payable	2,540	2,503
Accrued liabilities and other payables	33,102	44,065
Held-for-sale liabilities	-	3,309
Total current liabilities	100,982	108,035

Non-current liabilities:
Contract liabilities and deferred income, non-current portion	1,345	1,850
Lease liabilities, non-current portion	3,253	-
Deferred tax liabilities, non-current portion	1,280	1,366
Interest-bearing bank borrowing	10,182	-
Total liabilities	117,042	111,251

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 336,522,780 shares outstanding as at December 31, 2018; 368,877,205 issued and 338,149,766 shares outstanding as at June 30, 2019)	85	84
Additional paid-in-capital	469,401	466,624
Accumulated other comprehensive loss	(12,684)	(12,748)
Statutory reserves	5,132	5,132
Treasury shares (32,354,429 shares and 30,727,439 shares as at December 31, 2018 and June 30, 2019, respectively)	8	8
Accumulated deficits	(124,322)	(113,804)
Total Xunlei Limited's shareholders' equity	337,620	345,296
Non-controlling interests	(1,256)	(1,116)
Total liabilities and shareholders' equity	453,406	455,431

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2019	2019	2018
Revenues, net of rebates and discounts	47,806	41,329	65,776
Business taxes and surcharges	(157)	(285)	(385)
Net revenues	47,649	41,044	65,391
Cost of revenues	(25,302)	(19,863)	(30,705)
Gross profit	22,347	21,181	34,686

Operating expenses
Research and development expenses	(17,824)	(18,849)	(19,198)
Sales and marketing expenses	(6,844)	(7,595)	(9,515)
General and administrative expenses	(10,231)	(9,357)	(9,707)
Assets impairment loss, net	732	894	-
Total operating expenses	(34,167)	(34,907)	(38,420)

Operating loss	(11,820)	(13,726)	(3,734)
Interest income	430	175	327
Interest expense	(15)	(60)	(60)
Other income/(loss), net	8,916	5,277	3,818
Share of loss from equity investee	-	-	(44)
Income/(loss) before income taxes	(2,489)	(8,334)	307
Income tax (expenses)/benefits	445	(290)	392
Net income/(loss)	(2,044)	(8,624)	699
Less: net profit/(loss) attributable to non-controlling interest	(86)	(64)	3
Net income/(loss) attributable to common shareholders	(1,958)	(8,560)	696

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2019	2019	2018
Earnings/(loss) per share for common shares
Basic	(0.0058)	(0.0254)	0.0021
Diluted	(0.0058)	(0.0254)	0.0021

Earnings/(loss) per ADS
Basic	(0.0290)	(0.1270)	0.0105
Diluted	(0.0290)	(0.1270)	0.0105

Weighted average number of common shares used in calculating:
Basic	337,232,099	336,530,201	334,454,484
Diluted	337,232,099	336,530,201	338,706,744

Weighted average number of ADSs used in calculating:
Basic	67,446,420	67,306,040	66,890,897
Diluted	67,446,420	67,306,040	67,741,349

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Mar 31,	Jun 30,
	2019	2019	2018
GAAP operating loss	(11,820)	(13,726)	(3,734)
Share-based compensation expenses	1,349	1,428	1,281
Non-GAAP operating loss	(10,471)	(12,298)	(2,453)

GAAP net income/(loss)	(2,044)	(8,624)	699
Share-based compensation expenses	1,349	1,428	1,281
Non-GAAP net income/(loss)	(695)	(7,196)	1,980

GAAP earnings/(loss) per share for common shares:
Basic	(0.0058)	(0.0254)	0.0021
Diluted	(0.0058)	(0.0254)	0.0021

GAAP earnings/(loss) per ADS:
Basic	(0.0290)	(0.1270)	0.0105
Diluted	(0.0290)	(0.1270)	0.0105

Non-GAAP earnings/(loss) per share for common shares:
Basic	(0.0018)	(0.0212)	0.0059
Diluted	(0.0018)	(0.0212)	0.0058

Non-GAAP earnings/(loss) per ADS:
Basic	(0.0090)	(0.1060)	0.0295
Diluted	(0.0090)	(0.1060)	0.0290

Weighted average number of common shares used in calculating:
Basic	337,232,099	336,530,201	334,454,484
Diluted	337,232,099	336,530,201	338,706,744

Weighted average number of ADSs used in calculating:
Basic	67,446,420	67,306,040	66,890,897
Diluted	67,446,420	67,306,040	67,741,349

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 86338443

Website: http://ir.xunlei.com